Exhibit 99.1
SIXTH AMENDING AGREEMENT
THIS SIXTH AMENDING AGREEMENT made the 16th day of July, 2006
B E T W E E N:

INCO LIMITED, a corporation existing under the laws of Canada,

(hereinafter called the “Offeror”),

- and -

FALCONBRIDGE LIMITED, a corporation existing under the laws of the Province of Ontario,

(hereinafter called the “Company”).
     WHEREAS the Offeror mailed the Offer dated October 24, 2005 to purchase all outstanding Common Shares of the Company in accordance with Section 1.1(b) of the Support Agreement dated October 10, 2005 entered into between the Offeror and the Company, as amended by Amending Agreement dated January 12, 2006, Second Amending Agreement dated February 20, 2006, Third Amending Agreement dated March 21, 2006, Fourth Amending Agreement dated May 13, 2006 and Fifth Amending Agreement dated June 25, 2006 (as amended from time to time, the “Support Agreement”);
     AND WHEREAS the board of directors of the Offeror has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Offeror and its shareholders to pursue the acquisition of the Company as contemplated by the Support Agreement by amending the Offer in accordance with the amended terms and conditions contained herein (the “Amended Offer”);
     AND WHEREAS the Board of Directors has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company for the Board of Directors to support the Amended Offer and to recommend acceptance of the Amended Offer to Shareholders in writing and for the Company to continue to co-operate with the Offeror and to use its reasonable best efforts to permit the Amended Offer to be successful;
     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

1. Amendments to the Support Agreement
(a)	Section 1.1(a) of the Support Agreement is hereby amended by:
(i)	deleting the reference to Cdn. $53.83 where it appears in clause (i) of Section 1.1(a) and substituting therefor a reference to Cdn. $60.20;

(ii)	deleting the reference to Cdn. $6,700,377,653 where it appears in Section 1.1(a) and substituting therefor a reference to Cdn. $7,080,125,473;

(iii)	deleting the reference to 0.82419 of a common share of the Offeror where it appears in clause (ii) of Section 1.1(a) and substituting therefor a reference to 0.80312 of a common share of the Offeror; and

(iv)	deleting the reference to 213,171,558 Offeror Shares where it appears in Section 1.1(a) and substituting therefor a reference to 213,077,333 Offeror Shares.
Accordingly, the first sentence of Section 1.1(a) shall now read as follows:
“The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, either make, or cause a directly or indirectly wholly-owed subsidiary of the Offeror (the “Acquisition Company”) to make, either alone, or jointly with the Offeror, an offer (the “Offer”) to purchase all outstanding Common Shares (other than those owned directly or indirectly by the Offeror), including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the “Convertible Securities”) at a price per Common Share of: (i) Cdn. $60.20 in cash; or (ii) 0.80312 of a common share of the Offeror (the “Offeror Shares”) and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $7,080,125,473 in cash (the “Cash Maximum”) and an aggregate maximum of 213,077,333 Offeror Shares (the “Share Maximum”) in accordance in all material respects with all applicable securities Laws (as defined in Schedule B to this Agreement) in Canada and the United States (collectively, “Securities Laws”).”
(b)	Section 1.4 of the Support Agreement is hereby amended by deleting each reference to 0.8250 where it appears in Section 1.4 and substituting therefor a reference to 0.80379.
2.	Public Announcement of Sixth Amending Agreement

     Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Amended Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.
3. Amended Offer
     The Offeror shall vary the Offer in accordance with the terms contained in Section 1 of this Agreement and shall mail the Amended Offer by way of a notice of variation of the Offer (the “Notice of Variation”) in accordance in all material respects with applicable Securities Laws to all registered shareholders as soon as reasonably practicable.
4. Company Approval of the Amended Offer
     The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations in entering into this Agreement, that as of the date hereof:
(a)	CIBC World Markets Inc. has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror);

(b)	the Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the price offered under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of the Company for the Amended Offer to be made and the Board of Directors to support it and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than the Offeror) accept the Amended Offer. Each member of the Board of Directors has agreed to support the Amended Offer and has agreed that the press release to be issued by the Offeror announcing the Amended Offer may so state and that references to such agreement may be made in the Amended Offer, the Notice of Variation and any other documents relating to the Offer; provided, however, that references herein to the unanimous determination and approval of the Board of Directors and to the agreement of each of the Directors shall not include Directors who have not participated in any consideration of the Amended Offer; and

(c)	the Company shall prepare and make available for distribution as soon as practical and in any event on or prior to July 19, 2006, in both the English and French languages as circumstances may require, sufficient copies of a notice of change to its directors’ circular relating to the Amended Offer (the “Notice of Change”), prepared in all material respects in accordance with all applicable Securities Laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all other reasonable action to support the Offer. Prior to printing the Notice of Change, the Company shall provide the Offeror with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Company shall file the Notice of Change and any other documents required by all applicable Securities Laws in connection with the Notice of Change with applicable securities regulatory authorities within the times and in the manner required by all applicable Securities Laws.
5. Falconbridge Dividend
     The Company represents to the Offeror that it has declared on July 16, 2006 a cash dividend of $0.75 per Common Share to Shareholders of record as at the close of business (Toronto time) on July 26, 2006, with a payment date of August 10, 2006 (the “Dividend”). The Company agrees to provide notice of the Dividend to the TSX and NYSE prior to 9:00 a.m. (Toronto time) on July 17, 2006. The Offeror consents to the declaration and payment of the Dividend under the Support Agreement and agrees to amend the Circular to provide that the amount of the Dividend shall not reduce the consideration offered to Shareholders for their Common Shares pursuant to the Offer. In particular, the Offeror shall amend the second paragraph of section 11 of the Offer (Adjustments; Liens), by inserting “and other than the cash dividend of Cdn.$0.75 per Falconbridge Share declared by Falconbridge on July 16, 2006 to Shareholders of record on July 26, 2006” after 2005 in the parenthetical “(other than regular quarterly dividends declared by Falconbridge in accordance with its current dividend policy as established in July 2005)” and shall make the same change in section 3 of the Offer under the subheading “Dividends and Distributions”. The Company shall be permitted to reduce the exercise price of any options outstanding on the date hereof under its Stock Option Plans that are exercised after July 26, 2006 by the amount of the Dividend in respect of each Common Share for which any such option is exercisable.
6. Confirmation of Support Agreement
     The Offeror and the Company hereby confirm that the Support Agreement remains in full force and effect, unamended except as provided for in this Agreement.
7. Reduction of Minimum Tender Condition
     The Company acknowledges that the Offeror intends to reduce the Minimum Tender Condition from 66 2/3% to 50.01% in the Notice of Variation with the result that the definition of Minimum Tender Condition in its Offer shall read as follows:
““Minimum Tender Condition” means the condition that there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Falconbridge Shares which, together with any Falconbridge Shares directly or indirectly owned by the Offeror, constitutes at least 50.01% of the Falconbridge Shares outstanding at the Expiry Time (calculated on a fully-diluted basis).”
The Company hereby confirms and acknowledges that the aforementioned reduction of the Minimum Tender Condition complies in all respects with the terms of the Support Agreement and that the Offer continues to be a “permitted bid” under the Company’s shareholder rights plan dated March 21, 2006.
8. Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.
[Signature Page Follows]

     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INCO LIMITED
By:	/s/ Simon A. Fish
	Name:	Simon A. Fish, Esq.
	Title:	Executive Vice-President, General Counsel and Secretary

FALCONBRIDGE LIMITED
By:	/s/ Jeffery A. Snow
	Name:	Jeffery A. Snow
	Title:	Senior Vice President and General Counsel